Ab 3/19

SE(12010153 IMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
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SEC FILE NUMBER
8-51393

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FTN Financial Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

845 Crossover Lane, Suite 150
(No. and Street)

Memphis	TN	38117
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald A. Ritcheson — (901) 435-8014
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

401 Commerce Street, Suite 1000	Nashville		37219
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2012
03 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/12/12

OATH OR AFFIRMATION

I, Donald A.Ritcheson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FTN Financial Securities Corp, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DENISE L. MUELLER STATE OF TENNESSEE NOTARY PUBLIC SHELBY COUNTY My Commission Expires 10-07-2014

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FTN FINANCIAL SECURITIES CORP
(A Wholly Owned Subsidiary of
First Tennessee Bank National Association)

Statement of Financial Condition

December 31, 2011

Assets

Cash and cash equivalents	$	15,527,876
Cash segregated for regulatory purposes		1,000,000
Securities owned, at fair value		314,498,035
Securities purchased under agreements to resell		43,905,000
Securities borrowed		169,184,742
Receivable from customers		5,597,924
Receivable from brokers and dealers		5,137,305
Receivable from clearing organizations, net		1,528,919
Due from FTBNA, net		169,936
Accrued interest receivable		2,562,752
Furniture, equipment, and leasehold improvements, net		32,751
Deferred tax asset		757,257
Other assets		538,168
	$	560,440,665

Liabilities and Stockholder's Equity

Securities sold, not yet purchased, at fair value	$	196,610,800
Short-term borrowings from third party lenders		5,000,000
Long-term secured borrowing		1,668,460
Payable to customers		634,093
Payable to brokers and dealers		1,972,899
Deferred tax liability		1,008,519
Accrued compensation and benefits		4,893,383
Accrued interest payable		1,814,146
Other accrued expenses		295,938
Total liabilities		213,898,238
Stockholder's equity:		
Common stock, $1 par value per share. Authorized, issued, and outstanding 1,000 shares		1,000
Additional paid-in capital		118,627,376
Retained earnings		229,163,875
Accumulated other comprehensive loss		(1,249,824)
Total stockholder's equity		346,542,427
	$	560,440,665

See accompanying notes to financial statements.